Exhibit 99.1

Glass House Brands Announces Resignation of Board Member John Pérez

LONG BEACH, CA and TORONTO, February 8, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) today announced that John Pérez has stepped down from the Board, due to increasing commitments with his current employer.

"On behalf of the Board and the whole team at Glass House, I would like to thank John for serving on our Board of Directors," said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. "As I stated when John joined our board, the breadth and depth of accomplishment that John has packed into his 30+ years of service to the citizens of the state of California is astonishing. We were looking forward to working with him to help drive strategic initiatives to benefit our shareholders and customers. While his time on the board was short, John made an indelible mark on Glass House with his thoughts and his ideas. It was an honor to have John join our board and we wish him all the best in his current and future endeavors.”

“It has been a great privilege to serve as a Board member of Glass House Brands. The engagements and interactions with the esteemed members of the Board have been both rewarding and enlightening. Regrettably, due to increasing commitments with my current employer, I find myself unable to continue serving on the Board of Glass House. As my professional responsibilities present a conflict with the company, I believe it is in the best interest of both parties that I step down from my role as a Board member," said Mr. Pérez. "I would like to express my sincere gratitude for the support, collaboration, and shared successes we have experienced together. I have the utmost confidence in the continued success and growth of Glass House Brands under the capable leadership of the Board and Executive Team.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email- alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com